Exhibit 99.1

For Immediate Release

WEST FRASER SENIOR LEADERSHIP TRANSITION PLAN

VANCOUVER, B.C., August 10, 2023 – Hank Ketcham, Chairman of West Fraser’s Board of Directors, (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that Ray Ferris, our President and Chief Executive Officer, plans to retire on December 31, 2023.

Ray has been with West Fraser for over 26 years in increasingly senior positions culminating in his appointment as President and Chief Operating Officer in 2018 and as President and Chief Executive Officer and a director of the Company in 2019.

During his tenure as Chief Executive Officer the Company has grown substantially in sales, profits, product mix and geographic diversification. In addition, Ray has driven our strong commitment to continual improvement in our safety, environmental and people programs.

Today, West Fraser is announcing the appointment of Sean McLaren, our current Chief Operating Officer, as our new President and Chief Executive Officer effective January 1, 2024. Sean has been with West Fraser and predecessor companies for 35 years. He is a proven leader who is committed to our operating philosophy of low cost production and a prudent balance sheet which enables the Company to grow through capital improvements and strategic growth opportunities. Sean will continue West Fraser’s commitment to our strong safety, environmental and people focused culture.

West Fraser has benefited immeasurably from Ray’s strong leadership and our Board enthusiastically looks forward to our continued growth and success under Sean McLaren’s leadership.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

Forward-Looking Statements

This news release contains certain forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including about potential future developments, in particular those relating to the announced retirement of Mr. Ferris, the transition plan and appointment of Mr. McLaren as President and Chief Executive Officer and the timing of such events and developments, the ability of the Company to grow through capital improvements and strategic growth opportunities and to maintain low cost production and a prudent balance sheet to support such growth plans. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties, including fluctuations in demand for and pricing of our wood products, and risks associated with our capital plans. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2022, each dated February 14, 2023, as updated in our management’s discussion and analysis for the six months ended June 30, 2023, dated July 26, 2023, each available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Readers should exercise caution in relying upon forward-looking statements and West Fraser undertakes no obligation to publicly revise them to reflect subsequent events or circumstances except as required by applicable securities laws.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com